UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                               Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  February 1, 2003
                             --------------------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



dELiA*s Corp.
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Full name of registrant



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Former name if applicable


435 Hudson Street
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Address of principal executive office (Street and Number)


New York, New York  10014
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City, state and zip code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this
     |     form could not be eliminated without unreasonable effort or
     |     expense;
     |
     | (b) The subject annual report, or semi-annual report, transition report
     |     on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be
     |     filed on or before the  15th calendar day following  the prescribed
[X]  |     due date; or the subject quarterly report or transition report on
     |     Form 10-Q, or portion thereof will be filed on or before the fifth
     |     calendar day following the prescribed due date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Please see Attachment #1


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Edward Taffet, Esq.                          (212)        807-9060
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 dELiA*s Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    May 2, 2003              By /s/Evan Guillemin
     -------------------            ---------------------------------------
                                    Evan Guillemin
                                    Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                                 Attachment #1



     The Company was delayed in the preparation of its Annual Report on Form 10-K due to the efforts described in the following paragraph, it's desire to provide investors with as much clarity as possible regarding the Company's developing financial status and its inability to make such filing in a timely manner without unreasonable effort and expense.

     One recently completed transaction and several potential developments have prevented the Company from presenting a clear picture of the Company's existing financial situation at the time its Annual Report was initially due. Specifically, on April 29, the Company successfully completed an amendment to its existing $20 million loan with Wells Fargo Retail Finance II, LLC. Concurrently, the Company was, and is, continuing to explore a wide range of possible transactions to address certain existing liquidity concerns, including (a) refinancing the Company's $2.9 million mortgage on its Hanover, Pennsylvania distribution facility (maturing in August of 2003) and (b) securing additional equity financing for the Company from new and existing investors and/or management sources.

     Although the Company had anticipated being able to finalize these efforts prior to the May 2nd filing deadline for its Annual Report, it was unable to do so. The Company believes that it may be able to accomplish these tasks prior to the extended filing deadline for its Annual Report as provided through its filing of this Form 12b-25.

     Should the Company fail to successfully address its liquidity concerns, it may receive a qualified audit opinion for its fiscal 2002 financial statements to be included in its Form 10-K; however, regardless of the results of its efforts, the Company plans to file its Annual Report within the 15-day extension period to be timely under Rule 12-b-25.